# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYVYL Inc., CIK 0001419275
CUSIP: 39366L307
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-069510
Filed by CIK 0001699673

## Reporting persons
- Arena Investors, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arena Investors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arena Special Opportunities Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arena Special Opportunities Partners III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: RYVYL Inc.
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, CALIFORNIA, 92108.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (i) Arena Investors, LP (the "Investment Manager"), who serves as investment manager to ASOPIII (as defined below); (ii) Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the "IM General Partner"); (iii) Arena Special Opportunities Partners III, LP ("ASOPIII"); and (iv) Arena Special Opportunities Partners III GP, LLC, who serves as the general partner of ASOPIII (the "ASOPIII General Partner"). ASOPIII is a private investment vehicle. ASOPIII directly beneficially owns the Common Stock reported in this Schedule 13G. The Investment Manager, the IM General Partner and the ASOPIII General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by ASOPIII. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Aggregate - 0; see also Item 9 on the cover page for each Reporting Person.
Percent of class: Aggregate - 0%; see also Item 11 on the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arena Investors, LP: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Investors GP, LLC: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Special Opportunities Partners III, LP: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Special Opportunities Partners III GP, LLC: Tsering Lama, Authorized Signatory (02/13/2026)